UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 1, 2024

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Novo Nordisk A/S – Share repurchase programme

Bagsværd, Denmark, 1 May 2024 – On 6 February 2024, Novo Nordisk initiated a share repurchase programme in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April 2014 (MAR) and the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 (the "Safe Harbour Rules"). This programme is part of the overall share repurchase programme of up to DKK 20 billion to be executed during a 12-month period beginning 6 February 2024.

Under the programme initiated 6 February 2024, Novo Nordisk will repurchase B shares for an amount up to DKK 2.1 billion in the period from 6 February 2024 to 30 April 2024. The programme is now concluded.

Since the announcement 22 April 2024, the following transactions have been made:

Number of B shares		Average purchase price	Transaction value, DKK
Accumulated, last announcement	2,133,500		1,846,074,351
22 April 2024	42,000	859.57	36,101,805
23 April 2024	42,000	881.98	37,043,211
24 April 2024	41,000	885.25	36,295,249
25 April 2024	41,000	861.96	35,340,459
26 April 2024	41,800	875.20	36,583,526
29 April 2024	41,000	886.30	36,338,345
30 April 2024	40,700	888.37	36,156,603
Accumulated under the programme	2,423,000		2,099,933,547

The details for each transaction made under the share repurchase programme are published on novonordisk.com.

Transactions related to Novo Nordisk’s incentive programmes have resulted in a net transfer from Novo Nordisk of 17,988 B shares in the period from 22 April 2024 to 30 April 2024. The shares in these transactions were not part of the Safe Harbour repurchase programme.

With the transactions stated above, Novo Nordisk owns a total of 3,945,719 B shares of DKK 0.10 as treasury shares, corresponding to 0.1% of the share capital. The total amount of A and B shares in the company is 4,446,500,000 including treasury shares.

Novo Nordisk expects to repurchase B shares for an amount up to DKK 20 billion during a 12- month period beginning 6 February 2024. As of 30 April 2024, Novo Nordisk has since 6 February 2024 repurchased a total of 2,423,000 B shares at an average share price of DKK 866.67 per B share equal to a transaction value of DKK 2,099,933,547.

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases, built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 63,400 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contact for further information

Media:
Ambre James-Brown +45 3079 9289 abmo@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 lzsk@novonordisk.com

Investors:
Daniel Muusmann Bohsen +45 3075 2175 dabo@novonordisk.com	Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com

David Heiberg Landsted +45 3077 6915 dhel@novonordisk.com	Mark Joseph Root (US) +1 848 213 3219 mjhr@novonordisk.com

Sina Meyer +45 3079 6656 azey@novonordisk.com	Frederik Taylor Pitter +45 3075 8259 fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 34 / 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: May 1, 2024	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer